SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  X   Form 40-F
                                        ---            ---


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No  X
                                    ---       ---

         Quarterly Information
           September 30, 2002
         (A free translation from Portuguese into English of the original report containing Quarterly Information prepared in accordance with the accounting practices originating in Brazil's Corporation Law)

Tele Nordeste Celular Participacoes S.A.



Quarterly Information

September 30, 2002





Contents


Special Review Report of Independent Auditors                              4


Notes to Quarterly Information                                        5 - 22

Special Review Report of Independent Auditors


The Board of Directors and Shareholders
Tele Nordeste Celular Participacoes S.A.
Recife, PE


We have conducted a special review of the Quarterly Information (ITR) of Tele Nordeste Celular Participacoes S. A. for the quarter ended September 30, 2002, which comprised the Company's balance sheet, statement of income, the performance report and relevant information, prepared in conformity with the accounting practices originating in Brazil's Corporation Law.

Our review was conducted in accordance with specific norms established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Board of Accountancy, mainly comprising: (a) interviews and discussions with the administrators responsible for the Company's Accounting, Financial and Operational areas, in respect to the key criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that have or may have relevant effects on the Company's financial situation and operations.

Based on our special review, we are not aware of any relevant change that should be made to the above mentioned quarterly information, in order for it to be in conformity with the accounting practices originating in Brazil's Corporation Law and norms established by the Comissao de Valores Mobiliarios - CVM (Brazil's equivalent of the Securities and Exchange Commission of the United States), specifically concerning the disclosure of quarterly information.



                          Recife, PE, October 21, 2002

                          [LOGO OMITTED]ERNST & YOUNG
                          Auditores Independentes S.C.
                         CRC - 2SP 015.199/O-6 - S - PE



                          Aurivaldo Coimbra de Oliveira
                                   Accountant

Tele Nordeste Celular Participacoes S.A.


Notes to the Quarterly Information for the quarter ended September 30,2002 (In thousands of reais, except when otherwise stated)


1        Operations

Tele Nordeste Celular Participacoes S.A. was formed on May 22, 1998, with a base date of February 28, 1998, through a spin-off of certain assets and liabilities of TELEBRAS, in the privatization process of the telecommunications sector in Brazil.

Tele Nordeste Celular Participacoes S.A. is a publicly traded corporation controlled by Bitel Participacoes S.A., which holds 52.32% of voting capital and 21.18% of total capital.

The concessions for rendering Band "A" cellular telephone services to the operating subsidiaries that cover the States of Alagoas, Ceara, Piaui, Rio Grande do Norte, Paraiba and Pernambuco, were granted by the Federal Government on November 4, 1997 and may be renewed for successive periods of 15 years.

The business activities of operating subsidiaries, including the services they may provide and the maximum tariff rates to be charged, are regulated by the National Telecommunications Agency (Agencia Nacional de Telecomunicacoes - ANATEL), the regulatory agency for Brazil's telecommunications industry, in compliance with Law No. 9,472 of July 16, 1997 and the respective regulations.


TIMNET.COM S.A was formed on June 13, 2000 and Tele Nordeste Celular Participacoes S.A. owns 25% of its shares as of September 30, 2002 and June 30, 2002. The business purpose of TIMNET is to provide Internet access to end users, as well as related services, hosting of Internet services, web design, the rendering of information and data processing services, and technical consulting and assistance regarding information technology and telecommunications.

Tele Nordeste Celular Participacoes S.A.


Notes to the Quarterly Information for the quarter ended September 30, 2002 (In thousands of reais, except when otherwise stated) 22



2        Corporate Restructuring - The Millennium Project

The General Shareholders Meeting of June 30, 2000 approved the absorption by merger of the spun off assets of Tele Nordeste Celular Participacoes S.A. into its subsidiary companies.

In continuity to the corporate restructuring process, Tele Nordeste Celular Participacoes S.A. intends to consolidate all of its subsidiary companies into one sole legal entity in order to simplify and optimize its corporate structure. This phase is subject to the approval of Anatel.

The accounting records kept for corporate and tax purposes resulting from the corporate reorganization process described above present specific accounts related to premium, provision, respective amortization and reversal of the recorded provision and tax credit, the balances of which are as follows:

                                                       Consolidated
                                                --------------------------

                                                  09/30/02       06/30/02
                                                -----------   -----------
Premium incorporated for investment acquisition,
   net of amortization                             432,021       450,535
Provision for integrity of net equity,
   net of reversals                              (289,269)     (301,488)

                                                -----------   -----------
 Tax benefits                                      142,752       149,047
                                                ===========   ===========

The premium was recorded under the financial assumption of expected future profits and is being amortized over a 10-year period, and was based on an appraisal report prepared by a specialized firm. In view of the Company's projected results, the amortization of the first two years was at the annual rate of 4%, whereas the remaining balance is being amortized on a straight-line basis over the remaining 8 years, in consonance with the appraisal report.

The provision for integrity of net equity represents approximately 67% of the premium, net of amortization. The purpose of this provision is to preserve the flow of income distribution to shareholders, allowing premium amortization to become neutral in relation to the flow of dividends to be paid in the future.

In order to provide a better presentation of the quarterly information, the net amount of premium less the provision of R$ 142,752, that, in essence, represents the tax credit balance, was classified in the balance sheet as deferred income and social contribution taxes in current assets (R$ 25,180) and noncurrent assets (R$ 117,572). The amortization of premium and the reversal of the provision are recorded as operating income (expenses).


3        Presentation of the Quarterly Information

The consolidated quarterly information was prepared in accordance with the accounting practices originating in Brazil's Corporation Law and rules of the CVM (Brazilian securities Commission).


4        Consolidated Financial Statements

The consolidated financial statements include Tele Nordeste Celular Participacoes S.A. and the following subsidiary companies as of September 30, 2002:

                                                      Participation %
                                                  -------------------------

      Telasa Celular S.A.                                       78.7716%
      Teleceara Celular S.A.                                    79.9662%
      Telepisa Celular S.A.                                     79.4036%
      Telern Celular S.A.                                       76.1863%
      Telpa Celular S.A.                                        71.8475%
      Telpe Celular S.A.                                        78.6817%

Description of main consolidation procedures

a.   Elimination of intercompany assets and liabilities;

b. Elimination of participation in the subsidiaries' capital, reserves and retained earnings;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d. Identification of minority interest in the consolidated financial statements.

5 Summary of Principal Accounting Practices (Parent company and subsidiaries)

Complying with the accrual basis of accounting, the Company and its subsidiaries adopt the following accounting practices:

a.    Cash and cash equivalents

Consists of bank account balances and short-term investments that mature in less than three months. The latter are stated at cost plus earnings to the balance sheet date.


b.    Trade accounts receivable

The accounts receivable from telecommunication service subscribers are stated at the tariff rate on the date the service is rendered. They also include amounts receivable for services rendered but not billed up to the date of the balance sheet as well as receivables arising from the sale of mobile telephones.

c.    Allowance for doubtful accounts

Is set up at an amount considered adequate to cover any possible losses on collection of accounts receivable.

d.    Inventories

Comprising mainly mobile telephones for resale and are valued at average cost, net of the provisions for market value adjustments, when applicable.

e.    Investments

Investments in subsidiary companies are valued by the equity method computed at the same date in accordance with the accounting practices used by the parent company.

f.    Property, plant and equipment

Property, plant and equipment are recorded at acquisition and/or construction cost, net of depreciation. Depreciation is determined using the straight-line method at rates that take into account the assets' estimated economic useful life. The principal annual rates applied are indicated in Note 10. Interest on loans financing construction in progress is capitalized.

g.    Income and social contribution taxes

Income and social contribution taxes are calculated at the effective rate in use on the date of the preparation of the quarterly information, according to the accrual basis.

Deferred income and social contribution taxes on timing differences and tax loss carryforwards are recorded in current and noncurrent assets, according to the corresponding expected date of realization.

The tax credit resulting from the absorption of the spun off assets of Tele Nordeste Celular Participacoes S.A. into the subsidiary companies is being realized over a 10-year period.

h.   Loans

These are restated to reflect current interest rates and financial charges in terms of the prevailing contracts so that they reflect amounts incurred until the date of the balance sheet, including hedge contracts.

i.   Provision for contingencies

It is set up based on management's expectations, supported by the legal advisors' opinion, at amounts considered sufficient to cover probable losses and risks.

j.   Recognition of operating income

Income derived from services rendered and sale of mobile telephones is recorded according to the date the services are rendered, independently from the billings realized in various monthly cycles.

k.   Employees' profit sharing

The Company and its subsidiaries have accrued employees' participation in profits based on operating goals, and the amounts accrued this quarter are subject to the approval of the General Shareholders Meeting.

l.  Financial instruments

The Company and its subsidiaries compute, based on relevant market information available or other estimation techniques, the market value of their financial instruments, including the hedge instruments, at the balance sheet date. Any additional information on the comparison of the carrying balances with the market value and on the adopted estimation criteria is presented in Note 14.

m.  Earnings per 1,000-share lot

Earnings per 1,000-share lot are calculated based on the number of outstanding shares at the balance sheet date.


6        Transactions with Related Parties (Parent company)

The main transactions between the parent company and subsidiaries are represented by network use services and loans, and were carried out under usual market conditions



                          Telasa    Telpe     Telpa     Telern    Teleceara   Telepisa   Balance    Balance
                          Celular   Celular   Celular   Celular   Celular     Celular    in         in
                          S.A.      S.A.      S.A.      S.A.      S.A.        S.A.       09.30.02   06.30.02
                          --------- --------- --------- --------- ----------- ---------- ---------- ---------

ASSETS

Non-current                  830     2,783       792       792       1,669        505      7,371     4,872

  Other rights               830     2,783       792       792       1,669        505      7,371     4,872

LIABILITIES

Current
                               -    17,931         -         -           -          -     17,931    17,918

   Other liabilities                                                                           -       250

   Loans                       -    17,931         -         -           -          -     17,931    17,668

EXPENSES                       -     1,936         -         -           -          -      1,936     1,145

   Financial expenses                1,936                                                 1,936     1,145

INCOME                        28        58         8        22          88         18        222       221

   Financial income            6                   8         7          14          4         39        39

   Interest on own
    capital                   22        58         -        15          74         14        183       182




Loans refer to intercompany loan agreements bearing charges equivalent to 104% of the monthly variation of the Interbank Certificate Deposits (CDI) rate.

7        Trade Accounts Receivable

                                                        Consolidated
                                                 ---------------------------
                                                     09/30/02      06/30/02
                                                 ---------------------------

Billed services                                        99,942        99,526
Unbilled services                                      27,690        25,726
Network use                                            32,202        27,076
Sale of goods                                          24,802        18,987

                                                 ---------------------------
                                                      184,636       171,315

Allowance for doubtful accounts                      (30,671)      (27,245)
                                                 ---------------------------

                                                      153,965       144,070
                                                 ===========================


Falling due                                           119,572       100,486
Due up to 60 days                                      30,064        36,545
Due over 61 days                                       35,000        34,284
                                                 ---------------------------

                                                      184,636       171,315
                                                 ===========================

8        Deferred income and social contribution taxes

The Company and its subsidiaries, based on the expectation that there will be future taxable profits, recognize tax credits on tax loss carryforwards for the current and prior years. These tax credits have no expiration term and may be offset at the maximum of 30% of annual taxable income. In accordance with the budget for the future years, the Company's management expects to recover its credits in the next ten years.

Deferred income and social contribution taxes are composed of:


                                                        Parent Company                Consolidated
                                                  ---------------------------  ----------------------------

                                                   09/30/02       06/30/02       09/30/02       06/30/02
                                                  ------------  -------------  -------------  -------------

Credits from the merger (Note 2 and 5g)                     -              -        142,752        149,047
Provision for contingencies                                26             13          2,481          1,753
Allowance for doubtful accounts                             -              -         10,428          9,263
Employees' profit sharing                                 417            289            870            608
Tax losses                                              4,877          3,898          7,845          7,366
Loan for use depreciation - supplement                      -              -          6,025          5,285
Social contribution tax loss                            1,756          1,403          2,778          2,605
Other provisions                                          210            137            871            796
                                                  ------------  -------------  -------------  -------------
                                                        7,286          5,740        174,050        176,723

Current                                                  (653)          (439)       (49,845)       (47,555)
                                                  ------------  -------------  -------------  -------------
Non current                                             6,633          5,301        124,205        129,168
                                                  ============  =============  =============  =============

The reconciliation of income and social contribution taxes calculated by applying the agreed statutory tax rates and the income and social contribution taxes charged against income in 2002 and 2001 is as follows:


                                                              Parent Company              Consolidated
                                                         -------------------------- -------------------------

                                                          09/30/02      09/30/01     09/30/02     09/30/01
                                                         ------------  ------------ ------------ ------------
Income before income and social
  contribution taxes                                          70,299        38,548      129,790       68,869

Employees' profit sharing                                    (1,227)         (527)      (2,559)      (1,689)
                                                         ------------  ------------ ------------ ------------

Calculation basis                                             69,072        38,021      127,231       67,180

Composite tax rate                                               34%           34%          34%          34%

Income and social contribution taxes
                                                         ------------  ------------ ------------ ------------
  at composite statutory tax rate                             23,484        12,927       43,259       22,841

Permanent additions (exclusions):
Provision for net equity integrity                                                     (12,464)     (12,466)
                                                                   -             -
Equity pick up                                              (26,967)      (15,926)        1,570
                                                                                                           -
Other amounts                                                                3,674      (1,027)        6,507
                                                                   -
                                                         ------------  ------------ ------------ ------------
                                                            (26,967)      (12,252)     (11,921)      (5,959)

Income and social contribution taxes charged
  (credited) to income for the year                          (3,483)                     31,338       16,882
                                                                               675
                                                         ============  ============ ============ ============

Actual rate                                                    -5.0%          1.8%        24.6%        25.1%
                                                         ============  ============ ============ ============

9        Investments (Parent Company)

Investments in subsidiaries at September 30, 2002


                                                  Telasa        Telpe     Telpa    Telern  Teleceara  Telepisa     Timnet.
                                                 Celular      Celular   Celular   Celular    Celular   Celular         Com
                                                    S.A.         S.A.      S.A.      S.A.       S.A.      S.A.        S.A.  Balance
                                                -------- ------------ --------- --------- ---------- --------- ----------- --------

Capital                                           33,971      125,621    43,164    45,012     94,743    24,762      78,000

Number of shares held (thousands)
  Common                                       2,686,484    3,484,857   421,895   330,503    656,371   799,312  15,600,000
  Preferred                                    2,493,196    2,946,710   571,404   533,176  1,057,883 1,090,126           -

Participation (%)                               78.7716%     78.6817%  71.8475%  76.1863%   79.9662%  79.4036%    25.0000%

Shareholders' equity without the special
   premium reserve at 09/30/02                    71,199      199,379    62,845    63,332    266,370    48,834      38,266
                                                ======== ============ ========= ========= ========== ========= ===========

Income (loss) for the period                      13,806       17,369    12,170    11,274     44,628     8,025    (18,469)
                                                ======== ============ ========= ========= ========== ========= ===========

Equity pick up                                    10,875       13,666     8,744     8,589     35,687     6,372     (4,617)   79,316
                                                ======== ============ ========= ========= ========== ========= =========== ========

Investments                                       56,084      156,875    45,153    48,250    181,019    38,776       9,566  535,723
   Effect of partial premium split-off            16,526       76,110    14,807    15,107     34,221     8,839           -  165,610

                                                -------- ------------ --------- --------- ---------- --------- ----------- --------
Investment at 09/30/02                            72,610      232,985    59,960    63,357    215,240    47,615       9,566  701,333
                                                ======== ============ ========= ========= ========== ========= =========== ========


Investments in subsidiaries at June 30, 2002

                                                  Telasa        Telpe     Telpa    Telern  Teleceara  Telepisa     Timnet.
                                                 Celular      Celular   Celular   Celular    Celular   Celular         Com
                                                    S.A.         S.A.      S.A.      S.A.       S.A.      S.A.        S.A.  Balance
                                                -------- ------------ --------- --------- ---------- --------- ----------- --------

Capital                                           33,971      125,621    43,164    45,012     94,743    24,762      78,000

Number of shares held (thousands)
  Common                                       2,686,484    3,484,857   421,895   330,503    656,371   799,312  15,600,000
  Preferred                                    2,493,196    2,946,710   571,404   533,176  1,057,883 1,090,126           -

Participation (%)                               78.7716%     78.6817%  71.8475%  76.1863%   79.9662%  79.4036%    25.0000%

Shareholders' equity without the special
   premium reserve at 06/30/02                    66,250      195,295    58,397    58,925    208,613    45,462      45,861
                                                ======== ============ ========= ========= ========== ========= ===========

Income (loss) for the period                       8,857       13,285     7,722     6,866     26,871     4,654    (10,875)
                                                ======== ============ ========= ========= ========== ========= ===========

Equity pick up                                     6,977       10,453     5,548     5,231     21,488     3,695     (2,719)   50,673
                                                ======== ============ ========= ========= ========== ========= =========== ========

Investments                                       52,186      153,661    41,957    44,893    166,820    36,099      11,465  507,081
   Effect of partial premium split-off            16,525       76,110    14,807    15,107     34,221     8,840           -  165,610

                                                -------- ------------ --------- --------- ---------- --------- ----------- --------
Investment at 06/30/02                            68,711      229,771    56,764    60,000    201,041    44,939      11,465  672,691
                                                ======== ============ ========= ========= ========== ========= =========== ========

10       Property, Plant and Equipment


                                                Parent Company                   Consolidated
                                              ------------------- --------------------------------------------

                                              09/30/02   06/30/02             09/30/02               06/30/02
                                              ---------- -------- ---------------------------------- ---------
                             Average annual
                             depreciation     Net        Net                Accumulated     Net      Net
                             rate (%)         Balance    Balance    Cost    depreciation    Balance  Balance
                             ---------------- ---------- -------- ------------------------- -------- ---------


Assets and installations in use:
Switching equipment                    14.29          -        -    160,335        (71,953)  88,382    94,127
Transmission equipment                 14.29          -        -    710,950       (399,171) 311,779   337,179
Terminal equipment                12.5 to 50          7        7     59,503        (35,126)  24,377    22,826
Infrastructure                       4 to 20        402      432     63,606        (19,334)  44,272    45,542
Assets for general use              10 to 20      1,889    1,975     54,128        (24,362)  29,766    31,596
Intangible assets                         20      1,129    1,242    124,392        (41,593)  82,799    82,514
                                              ---------- -------- ------------------------- -------- ---------

                                                  3,427    3,656  1,172,914       (591,539) 581,375   613,784

Land                                                  -        -      1,310              -    1,310     1,292
Assets and instalation in progress                    -        -      9,608              -    9,608     5,420
                                              ---------- -------- ------------------------- -------- ---------

                                                  3,427    3,656  1,183,832       (591,539) 592,293   620,496
                                              ========== ======== ========================= ======== =========

11       Loans


                                                       Consolidated
                                                ----------------------------
                                                   09/30/02        06/30/02
                                                ------------    ------------
Foreign currency:

    Loan of US$ 50,000,000, bearing
    interest at quarterly Libor rate +
    1.7750% annual interest, object of a
    hedging operation at 100% of the CDI
    monthly rate variation through to
    final maturity 115,247 108,086

    Loan of US$ 6,526,000 (US$
    10,394,000 in 06/30/02), bearing
    fixed interest at pre-fixed Libor
    rate + 0.4% annual interest, object
    of a hedging operation at 100% of
    CDI monthly rate variation through
    to final maturity 15,479 23,837

                                                ------------    ------------
                                                    130,726         131,923

Current portion                                    (80,682)        (49,117)
                                                ----------------------------

Noncurrent portion                                   50,044          82,806
                                                ============================

Loans of the subsidiary companies are guaranteed by promissory notes in the amount of the principal and interest due and by sureties of Tele Nordeste Celular Participacoes S.A.

The noncurrent portion matures up to 2006, as shown below:

                           Consolidated
                         09/30/02       06/30/02
                     -------------   ------------

2004                       25,022         35,504
2005                       25,022         35,504
2006                            -         11,798
                                     ------------
                     -------------   ------------
                           50,044         82,806
                     =============   ============

The Company subsidiaries entered into hedge operations aimed at protecting itself from the possible risk of the Brazilian real being devalued against the U.S. dollar. The amount of the hedge contract at the balance sheet date is R$ 130,726 and the operation matures at the same date of the loan contract.

The loan from the European Bank of Investments has financial covenants that are quarterly followed. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company subsidiaries comply with these covenants.


12       Debentures

On October 2, 2000, Telpe Celular S.A. issued 20,000 simple debentures, nonconvertible into nominative, registered shares of subordinate type, at the unit value of R$ 10 (ten reais), totaling R$ 200,000 on the date of issue.

This was performed in a single series with a maturity date of October 2, 2003, with the guarantee of Tele Nordeste Celular Participacoes S.A. The debentures of this issue will be redeemed at their face value, plus 103% of the CDI remuneration accumulated over the period between the issue date and effective payment date. Interest is paid semiannually.

Debentures have financial covenants that are quarterly followed. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with these covenants.

13       Shareholders' Equity

a)       Capital stock

The authorized capital is 700,000,000,000 shares, according to the company's bylaws.

On September 30, 2002 and June 30, 2002, subscribed and paid in capital was divided into 345,739,619,789 nominative shares, of which 130,753,135,918 are common and 214,986,483,871 are preferred, all with no par value.

Preferred shares do not have voting rights, except in limited circumstances, but they are assured of priority in reimbursement of capital, without premium, and in the payment of minimum noncumulative dividends of 6% per year, on the amount resulting from the division of capital stock subscribed by the total number of company shares.

According to its bylaws, Tele Nordeste Celular Participacoes S.A. should distribute 25% of net income, adjusted in accordance with paragraphs II and III, of article 202 of Law No. 6,404/76, as dividends for each business year ending on December 31. This shall be distributed as minimum compulsory dividends to all shareholders, while complying with the determinations of the following paragraph, and this value will be increased by the amount necessary to pay the priority dividends of preferred shares.

The amount corresponding to the minimum compulsory dividends will be destined to pay priority dividends of preferred shares up to the limit of preference; payment to holders of common shares shall follow to the same limit as that for the preferred shares; the balance, should there be any, shall be distributed equally to all shares.


b)       Capital reserve - Special premium reserve

This reserve was set up during the corporate reorganization process as stated in
Note 2, against net assets incorporated and represents the amount of tax benefits resulting from amortization of premium. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each tax year for the benefit of the controlling shareholder, with the issuance of new shares. The respective capital increase will be subject to preference rights of the minority stockholders, in proportion to their shareholdings, by kind and class, at the time of issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

The tax benefit recorded in 2000, from the incorporated premium, was R$ 204,068, of which R$ 23,196 were realized in 2001 and will be used to increase capital, according to the approval of the General Shareholders Meeting of April 4, 2002.

c)       Profit reserves

Statutory reserve

This represents the remaining balance of net income after paying minimum compulsory dividends and the preferred shares priority dividends, limited to eighty percent (80%) of the amount of capital, and has the objective of expanding the company's business.

Reserve for dividends payable

The Shareholders Meeting of April 4, 2002 approved the proposal presented by Management for the formation of a reserve for dividends payable in the amount of R$ 14,825, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. These dividends will be paid in the future to shareholders on the date of the Shareholders Meeting approving allocation of net income for the current year and dividend distribution.

d)       Retained earnings

The remaining net income balance for the year ended December 31,2001, adjusted according to Article 202 of Law No. 6,404/76, in the amount of R$ 27,990, composes the balance of the retained earnings account, and was retained in order to allow for the retention of profits by subsidiaries for purposes of expanding their plants, as per the capital budget presented and approved at the General Shareholders Meeting of April 4, 2002.

14       Financial Instruments

The carrying values of the financial instruments referring to the assets and liabilities of Tele Nordeste Celular and subsidiaries approximate, on June 30, 2002, their market values and are properly presented in the specific notes about cash and cash equivalents, accounts receivable, transactions with related parties, debentures, loans and hedge operations. The effects of gains and losses are recognized in income as incurred.

Criteria, assumptions and limitations considered in calculating market values are described as follows:

Cash and cash equivalents

The fair market values of balances held in bank accounts and short-term investments are similar to their carrying values.

Intercompany loans receivable/payable

The fair market values are equal to their carrying values since there are no similar instruments.

Recoverable deferred taxes

The fair market values of these instruments are the same as their carrying values since recoverable taxes correspond to short-term prepayments and deferred taxes are essentially the portion of taxes related to temporary additions and tax losses.

Loans

The fair market values of loans were calculated on the basis of their present value, determined by means of future cash flows, and by using interest rates applicable to instruments of a similar nature involving similar terms and risks; alternatively, they were based on market quotations for these securities.

Derivatives

It is the Company subsidiaries' policy to eliminate market risks by avoiding assuming positions exposed to variations in market values and by operating only with instruments, which allow control of risks. The majority of derivative contracts are for swaps, using pre-fixed interest rates as a hedging instrument for its loans.

The carrying balances of the financial instruments included in the June 30, 2002 balance sheet are not significantly different from their fair value.

The fair market values were estimated at a specific time, based on relevant market information available. Changes in the assumptions can significantly affect the presented estimates.

15       Insurance

On September 30, 2002, Tele Nordeste Celular S.A and its subsidiaries had insurance coverage against fire and sundry risks on their fixed assets, in amounts considered sufficient to cover possible losses.

16       Provisional Measure 66

On August 29, 2002, the Brazilian government published the Provisional Measure n(Degree).66 (Medida Provisoria n(Degree). 66) that regulates, among other matters, the no cumulatively of the PIS (tax charged for a social integration program) contribution and the changes of the social contribution tax rate.

The Company's Management is concluding its analyses to quantify the effects of the implementation of the Provisional Measure n(Degree).66 on its operations beginning at December 1(Degree), 2002. As this Provisional Measure n(Degree).66 depends on the congress approval to become a permanent law, the Company's Management decided to record the total effects of those changes after the mentioned Congress's approval, which should occur up to the end of the current year.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.

Date:    November 4, 2002

                                        By: /s/   WALMIR URBANO KESSELI
                                           -------------------------------------
                                           Name:   Walmir Urbano Kesseli
                                          Title:   Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    November 4, 2002

                                        By      /s/   WALMIR URBANO KESSELI
                                             -----------------------------------
                                             Name:  Walmir  Urbano Kesseli
                                             Title: Chief Financial Officer